UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Barclays PLC

(Name of Issuer)

Ordinary Shares, nominal value £0.25 per share

(Title of Class of Securities)

06738E204

(CUSIP Number)

EDWARD BRAMSON

STEPHEN WELKER

SHERBORNE INVESTORS MANAGEMENT LP

135 East 57th Street

New York, New York 10022

(212) 735-1000

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

WHISTLE INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		796,505,672
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

796,505,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,505,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

WHISTLE INVESTORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,225,108
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,225,108
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,225,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

WHISTLE INVESTORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		87,218,309
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

87,218,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,218,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SIGC, LP (INCORPORATED)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT (GUERNSEY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS (GUERNSEY) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

EDWARD BRAMSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

STEPHEN WELKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 06738E204

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a) – (c) are hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Whistle Investors LLC, a Delaware limited liability company (“Whistle Investors”), with respect to the Shares directly and beneficially owned by it;
(ii)	Whistle Investors II LLC, a Delaware limited liability company (“Whistle Investors II”), with respect to the Shares directly and beneficially owned by it;
(iii)	Whistle Investors III LLC, a Delaware limited liability company (“Whistle Investors III”, and together with Whistle Investors and Whistle Investors II, the “Funds”), with respect to the Shares directly and beneficially owned by it;
(iv)	SIGC, LP (Incorporated), a Guernsey limited partnership (“SIGC”);
(v)	Sherborne Investors Management (Guernsey) LLC, a Delaware limited liability company (“Sherborne Investors LLC”), as the investment manager of SIGC;
(vi)	Sherborne Investors (Guernsey) GP, LLC, a Delaware limited liability company (“Sherborne Guernsey GP”), as the managing partner of SIGC;
(vii)	Sherborne Investors Limited, a Guernsey limited company (“Sherborne Limited”), as the managing member of Whistle Investors, Whistle Investors II and Whistle Investors III;
(viii)	Sherborne Investors LP, a Delaware limited partnership (“Sherborne Investors LP”), as the sole member of Sherborne Guernsey GP and the sole shareholder of Sherborne Limited;
(ix)	Sherborne Investors Management LP, a Delaware limited partnership (“Sherborne Investors Management”), as the investment manager of Whistle Investors, Whistle Investors II and Whistle Investors III and as the sole member of Sherborne Investors LLC;
(x)	Sherborne Investors GP, LLC, a Delaware limited liability company (“Sherborne GP”), as the general partner of Sherborne Investors LP;
15

CUSIP No. 06738E204

(xi)	Sherborne Investors Management GP, LLC, a Delaware limited liability company (“Sherborne Management GP”), as the general partner of Sherborne Investors Management;
(xii)	Edward Bramson, as a managing director of each of Sherborne GP and Sherborne Management GP; and
(xiii)	Stephen Welker, as a managing director of each of Sherborne GP and Sherborne Management GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

SIGC, Sherborne Investors LLC and Sherborne Guernsey GP are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to that certain Joint Filing Agreement described in Item 6.

(b)       The address of the principal office of each of SIGC and Sherborne Limited is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL. The address of the principal office of each of Whistle Investors, Whistle Investors II, Whistle Investors III, Sherborne Investors LLC, Sherborne Guernsey GP, Sherborne Investors LP, Sherborne Investors Management, Sherborne GP, Sherborne Management GP, and Messrs. Bramson and Welker is 135 East 57th Street, New York, New York 10022.

(c)       The principal business of each of the Funds and SIGC is investing in securities. The principal business of Sherborne Investors LLC is serving as the investment manager of SIGC. The principal business of Sherborne Guernsey GP is serving as the managing partner of SIGC. The principal business of Sherborne Limited is serving as the managing member of Whistle Investors, Whistle Investors II and Whistle Investors III. The principal business of Sherborne Investors LP is serving as the sole member of Sherborne Guernsey GP and the sole shareholder of Sherborne Limited. The principal business of Sherborne Investors Management is serving as the investment manager of Whistle Investors, Whistle Investors II and Whistle Investors III and as the sole member of Sherborne Investors LLC. The principal business of Sherborne GP is serving as the general partner of Sherborne Investors LP. The principal business of Sherborne Management GP is serving as the general partner of Sherborne Investors Management. The principal occupation of Mr. Bramson is serving as a Partner in and Portfolio Manager of Sherborne Investors Management. The principal occupation of Mr. Welker is serving as a Partner in and Director of Research of Sherborne Investors Management.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 6, 2019, Whistle Investors III received 87,218,309 Shares from SIGC as an in-kind contribution pursuant to a capital call.

16

CUSIP No. 06738E204

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,271,491,298 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Total Voting Rights disclosure filed with the London Stock Exchange on November 1, 2019.

A.	Whistle Investors
(a)	As of the close of business on November 7, 2019, Whistle Investors beneficially owned 796,505,672 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 796,505,672
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 796,505,672
B.	Whistle Investors II
(a)	As of the close of business on November 7, 2019, Whistle Investors II beneficially owned 60,225,108 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,225,108
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,225,108
C.	Whistle Investors III
(a)	As of the close of business on November 7, 2019, Whistle Investors III beneficially owned 87,218,309 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 87,218,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 87,218,309
17

CUSIP No. 06738E204

D.	SIGC
(a)	As of the close of business on November 7, 2019, SIGC did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

E.	Sherborne Investors LLC
(a)	As of the close of business on November 7, 2019, Sherborne Investors LLC did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
F.	Sherborne Guernsey GP
(a)	As of the close of business on November 7, 2019, Sherborne Guernsey GP did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
G.	Sherborne Limited
(a)	Sherborne Limited, as the managing member of Whistle Investors, Whistle Investors II and Whistle Investors III, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by Whistle Investors III.

Percentage: Approximately 5.5%

18

CUSIP No. 06738E204

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089
H.	Sherborne Investors LP
(a)	Sherborne Investors LP, as the sole member of Sherborne Guernsey GP and the sole shareholder of Sherborne Limited, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by Whistle Investors III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089
I.	Sherborne Investors Management
(a)	Sherborne Investors Management, as the investment manager of Whistle Investors, Whistle Investors II and Whistle Investors III and as the sole member of Sherborne Investors LLC, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by Whistle Investors III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089
J.	Sherborne GP
(a)	Sherborne GP, as the general partner of Sherborne Investors LP, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by Whistle Investors III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089
19

CUSIP No. 06738E204

K.	Sherborne Management GP
(a)	Sherborne Management GP, as the general partner of Sherborne Investors Management, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by Whistle Investors III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089
L.	Messrs. Bramson and Welker
(a)	Each of Messrs. Bramson and Welker, as a managing director of each of Sherborne GP and Sherborne Management GP, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by Whistle Investors III.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, beneficially own the Shares owned in the aggregate by the other members of the group. Each Reporting Person disclaims beneficial ownership of such Shares that such person does not directly own.

(c)

Except as otherwise disclosed herein, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On November 6, 2019, SIGC made an in-kind contribution of 87,218,309 Shares to Whistle Investors III pursuant to a capital call.

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CUSIP No. 06738E204

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Whistle Investors has entered into certain derivative transactions and related financing arrangements with an unaffiliated third-party financial institution as part of a funded equity collar. On November 6, 2019, Whistle Investors and such counterparty agreed to extend the expiration dates of the related European-style put and call options such that sets of matching put and call options will expire on various dates during the period beginning December 14, 2021, and ending July 22, 2022, and to make corresponding changes to the terms of the related agreements between the parties.

On November 7, 2019, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated November 7, 2019.

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CUSIP No. 06738E204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2019

Whistle Investors LLC

By:	Sherborne Investors Limited, its managing member

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Director

Whistle Investors II LLC

By:	Sherborne Investors Limited, its managing member

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Director

Whistle Investors III LLC

By:	Sherborne Investors Limited, its managing member

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Director

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CUSIP No. 06738E204

SIGC, LP (Incorporated)

By:	Sherborne Investors (Guernsey) GP, LLC, its managing partner

By:	Sherborne Investors LP, its sole member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management (Guernsey) LLC

By:	Sherborne Investors Management LP, its sole member

By:	Sherborne Investors Management GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors (Guernsey) GP, LLC

By:	Sherborne Investors LP, its sole member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

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CUSIP No. 06738E204

Sherborne Investors Limited

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Director

Sherborne Investors LP

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management LP

By:	Sherborne Investors Management GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

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CUSIP No. 06738E204

/s/ Edward Bramson
Edward Bramson

/s/ Stephen Welker
Stephen Welker

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